SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September, 2004


Commission File Number_____


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                                 ELSCINT LIMITED
                 (Translation of Registrant's Name Into English)


                  13 NOAH MOZES STREET, TEL AVIV 67442, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
      Form 20-F  X            Form 40-F
                ---                    ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes                     No  X
         ---                     ---

      (If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1   Press release, released publicly on August 26, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELSCINT LIMITED
                                       ---------------
                                       (Registrant)


Date: September 9, 2004                By:    /s/ Rachel Lavine
                                              --------------------------
                                              Name: Rachel Lavine
                                              Title:President